SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from                    to                    .
Commission file number 0-12385
Aaron Rents, Inc. Employees Retirement Plan and Trust
Full title of the plan and the address of the plan, if different from that of the issuer named below
AARON RENTS, INC
309 E. PACES FERRY ROAD, N.E.
ATLANTA, GA 30305-2377
This report contains a total of 11 sequentially numbered pages.
Exhibit Index appears on page 10.

Audited Financial Statements and Supplemental Schedule
Aaron Rents, Inc. Employees Retirement Plan and Trust
Years Ended December 31, 2006 and 2005

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Aaron Rents, Inc. Employees Retirement Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Aaron Rents, Inc. Employees Retirement Plan and Trust as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Atlanta, GA
June 29, 2007

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$26,046,113	$20,668,216
Contributions receivable:
Employer	25,740	22,407
Participant	78,628	77,437

Net assets available for benefits	$26,150,481	$20,768,060

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2006	2005

Additions to net assets attributed to:
Interest and dividend income	$1,363,476	$699,016
Contributions:
Participant	2,388,028	2,326,886
Employer	784,182	677,068
Rollover	25,643	—

Total additions	4,561,329	3,702,970

Net appreciation (depreciation) in fair value of investments	2,685,421	(1,031,022)

Deductions from net assets attributed to:
Distributions	(1,864,329)	(1,867,629)

Net increase	5,382,421	804,319
Net assets available for benefits at beginning of year	20,768,060	19,963,741

Net assets available for benefits at end of year	$26,150,481	$20,768,060

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of Aaron Rents, Inc. Employees Retirement Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions, and Plan termination may be found in the Summary Plan Description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.
The Plan is a defined contribution plan covering substantially all employees of Aaron Rents, Inc. (the Company). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Employee Benefit Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan agreement, determination of benefits due participants, and authorization of disbursements from the net assets available for benefits.
Participation is voluntary and participants may contribute up to ten percent of their annual compensation in the form of a salary deferral, thereby deferring related income tax pursuant to Section 401(k) of the Internal Revenue Code (the Code). Participants may also contribute up to an additional ten percent of their aggregate annual compensation paid by the Company during all years they have been a participant under the Plan and any other qualified retirement plan adopted by the Company; however, income taxes on this additional portion of the participant’s compensation may not be deferred. The Company matches 50% of the first 4% of compensation that a participant contributes to the Plan.
Individual accounts are maintained for each participant. Investment income earned by the Plan is allocated to participants’ accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made. At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. In 2006 and 2005, the Company chose to reduce its matching contribution by forfeitures of $68,217 and $50,309, respectively.

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of all Company contributions after two years of service are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.
A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested. The Plan’s assets will be distributable to the participants in accordance with the respective values of their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are based on the accrual basis.
Valuation of Investments
Participation units or shares owned by the Plan in collective trusts, mutual funds, and Aaron Rents, Inc. common stock investments are reported at fair value. These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the Trustee) based upon the quoted market or redemption values of the underlying investments.
The Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) in the current year. For the Plan’s investment in the collective trust, the SunTrust Retirement Stable Asset Fund, the contract value approximates fair value.
Administrative Costs
The Company pays all administrative costs of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.
3. Investments
During 2006 and 2005, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by SunTrust Bank (the Trustee):

	December 31
	2006	2005

Common stock (Quoted Market Prices)	$2,002,664	$(997,943)
Common trust funds (Quoted Redemption Value)	682,757	(33,079)

	$2,685,421	$(1,031,022)

Investments that represent 5% or more of the value of the Plan’s net assets are as follows:

	December 31
	2006	2005

Aaron Rents, Inc. Common Stock	$7,494,619	$5,439,177

SunTrust Bank:
AllianceBernstein Balanced Shares A	2,392,431	—
STI Classic Capital Appreciation Fund	2,020,544	1,666,513
SunTrust Retirement Stable Asset Fund B	3,511,283	3,204,170
STI Classic Large Cap Value Fund	4,527,209	3,760,806
STI Small Cap Value Fund	2,454,756	1,962,018
Franklin Small-Mid Cap Growth Fund	1,435,594	1,164,126
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation, subject to the adoption of a proposed amendment dated October 25, 2002. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Transactions with Parties-in-Interest
Certain Plan investments are shares of funds managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions.
The Plan held 260,410 and 258,025 shares of Aaron Rents, Inc. Common Stock valued at $7,494,619 and $5,439,177 at December 31, 2006 and 2005, respectively. The Plan received $14,508 and $13,636 in dividends from Aaron Rents, Inc. Common Stock in 2006 and 2005, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Aaron Rents, Inc.
Employees Retirement Plan and Trust
Schedule H Line 4i – Schedule of Assets
(Held at End of Year)
EIN. #58-0687630 Plan No. #001
December 31, 2006

	(b)
	Identity of Issue,		(e)
	Borrower, Lessor or	(c)	Current
(a)	Similar Party	Description of Investment	Value

*	Aaron Rents, Inc.	Aaron Rents, Inc. Common Stock	$7,494,619

*	SunTrust Bank	Goldman Sachs Mid Cap Value Fund	308,277

*	SunTrust Bank	Franklin Small-Mid Cap Growth Fund	1,435,594

*	SunTrust Bank	STI Classic Capital Appreciation Fund	2,020,544

*	SunTrust Bank	STI Classic US Government Securities Fund	661,470

*	SunTrust Bank	STI Classic International Equity Fund	1,239,930

*	SunTrust Bank	SunTrust Retirement Stable Asset Fund B	3,511,283

*	SunTrust Bank	STI Classic Small Cap Value Fund	2,454,756

*	SunTrust Bank	STI Classic Large Cap Value Fund	4,527,209

*	SunTrust Bank	Alliance Bernstein Balanced Shares A	2,392,431

			$26,046,113

*	Party in Interest
Note: Cost information has not been included because all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron Rents, Inc.
Employees Retirement Plan and Trust
(Name of Plan)

Date June 29, 2007
/s/ JAMES L. CATES

Name: James L. Cates
Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Ernst & Young LLP	11